TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

MINING LEASE SUCCESSFULLY COMPLETED ON FOX CREEK
CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: June 28, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce that a mining lease for lode exploration and mining has been successfully completed on the Fox Creek Claims. The Fox Creek Claims consist of eight contiguous unpatented state of Alaska mining claims, which are located 3 miles north of Fox, Alaska. These claims are adjacent to the Company’s 100% owned West Ridge property to the northwest. Teryl Resources Corp. recently completed a drill program on the West Ridge Claims. Significant gold intervals were found in Hole #4, which returned 35 feet grading 1.68 grams of gold per tonne (0.049 opt) including a 20 foot section that returned 2.2 grams gold per tonne (0.064 opt) (See news release dated April 28, 2004).

Regarding the Fox Creek Claims, one reverse circulation drill hole was drilled by Cyprus-Amax in 1995 to a depth of 255 feet along the schist-granite contact. A 30 foot zone from 65 to 95 feet averaged 0.03 opt AU (gold) and was associated with elevated molybdenum and high arsenic values. The bedrock geology exposed in outcrop and placer mining cuts reveal a gold mineralization system that shares characteristics with other gold mines in the Fairbanks Mining District, according to a brief report from Arne Bakke, Geologist, located in Fairbanks, Alaska. Teryl Resources Corp. paid US$10,000 upon signing the agreement, and the same is due on each anniversary date. The owner retains a three percent net smelter return. Teryl Resources Corp. has an option to purchase the three percent net smelter return for US$1,000,000 prior to the date of production, or US$1,500,000 after the production date.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.